Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended June 30, 2018	Year Ended September 30,
		2017	2016	2015	2014	2013
	(in millions, except ratios)
Earnings:
Income before income taxes including non-controlling interest	$9,268	$11,694	$8,012	$8,995	$7,724	$7,257
Fixed charges	473	568	432	3	8	4
Other adjustments	1	—	1	3	1	4
Total earnings	9,742	12,262	8,445	9,001	7,733	7,265

Fixed charges:
Interest expense(1)	473	568	432	3	8	4
Total fixed charges	473	568	432	3	8	4
Ratio of earnings to fixed charges(2)	20.6	21.6	19.5	2,576.8	926.6	1,880.7

Preferred stock dividends:
Total preferred stock dividends(3)	58	89	14	—	—	—
Total fixed charges and preferred stock dividends	$531	$657	$445	$3	$8	$4
Ratio of earnings to fixed charges and preferred stock dividends(2)(3)	18.3	18.7	19.0	2,576.8	926.6	1,880.7

(1)
Interest expense beginning in fiscal 2016 primarily consists of interest expense on the fixed-rate senior notes issued in December 2015 and September 2017, as well as interest expense on deferred consideration related to the Visa Europe acquisition.

(2)	Figures in the table may not recalculate exactly due to rounding. Ratios of earnings to fixed charges and to fixed charges and preferred stock dividends are calculated based on unrounded numbers.

(3)	In connection with the Visa Europe acquisition, the Company issued preferred stock in June 2016, paying its first quarterly dividend starting in September 2016.